Exhibit 10.8(f)

AWARD NOTICE
to [name]
[date]
Pursuant to the ExpressJet Holdings, Inc.
2007 Long Term Incentive Program

This document constitutes your formal Award Notice as a Participant under the ExpressJet Holdings, Inc. 2007 Long Term Incentive Program (as amended from time to time, the "Program"), adopted under the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan (as amended from time to time, the "Plan"). This Award Notice evidences your receipt of an Award under the Program, as follows:

An Award of [_____] Performance Units with respect to the Performance Period commencing on January 1, 2008 and ending on December 31, 2010. The number of Performance Units awarded to you constitutes [____]% of the Performance Units outstanding as of the date of this grant.

The Individual Payout Amount that you will receive, if any, is determined in part through the Aggregate Payout Percentage achieved under the Program. Aggregate Payout Percentage is established through the use of the Performance Matrix below:

PERFORMANCE MATRIX

Company's Market Value per Share	Rank of Total Stockholder Return Compared to Industry Group			
	1	**2**	**3**	**4**
$14	22.50%	15.00%	11.25%	7.50%
$13	21.75%	14.50%	10.88%	7.25%
$12	21.00%	14.00%	10.50%	7.00%
$11	20.25%	13.50%	10.13%	6.75%
$10	19.50%	13.00%	9.75%	6.50%
$9	18.75%	12.50%	9.38%	6.25%
$8	18.00%	12.00%	9.00%	6.00%
$7	17.25%	11.50%	8.63%	5.75%
$6	16.50%	11.00%	8.25%	5.50%
$5	15.75%	10.50%	7.88%	5.25%
$4	15.00%	10.00%	7.50%	5.00%
$2.66	14.25%	9.50%	7.13%	4.75%

Assuming the Company achieves a Market Value per Share of at least $2.66 and a Total Stockholder Return that gives the Company a Number 1 Ranking, Number 2 Ranking, Number 3 Ranking or Number 4 Ranking in the Industry Group (currently comprised of AirTran Holdings, Inc., Alaska Air Group, Inc., Frontier Airlines Holdings, Inc., JetBlue Airways Corp., Mesa Air Group, Inc., Pinnacle Airlines Corp., Republic Airways Holdings Corp., SkyWest, Inc., Southwest Airlines Co. and US Airways Group, Inc.), then an Aggregate Payout Percentage will be achieved.

If an Aggregate Payout Percentage is achieved and the Company has a positive EBITDA, you will receive an Individual Payout Amount that is equal to the product of (1) Aggregate Payout Percentage, (2) EBITDA, and (3) your individual Payout Percentage.

In the event of death or disability during the Performance Period, the Individual Payout Amount that you may be entitled to receive will be equal to the full value of the Individual Payout Amount that you would otherwise be entitled to at the end of the Performance Period. In the event that your employment is terminated without Cause or you terminate your employment with Good Reason, you will vest in this Award and receive an Individual Payout Amount calculated on a pro-rata basis from the beginning of the Performance Period through the termination date based on performance through the end of the Performance Period.

Upon the consummation of a Change in Control, the Performance Period will end and payment will occur as provided in the Program.

All Awards that may become due under the Program will be made in a lump-sum cash payment. Prior to any payout under the Program, the Committee must certify (1) the Total Stockholder Return for each company in the Industry Group, (2) the Total Stockholder Return for the Company, (3) the Overall Ranking achieved by the Company, (4) the Company's Market Value per Share, (5) the Aggregate Payout Percentage achieved, and (6) the Aggregate Payout Value.

Aggregate payments under the Program are subject to a cap of 22.50% of EBITDA, subject to certain adjustments.

Capitalized terms used in this Award Notice are defined in the Program, and the Program and the Plan are hereby incorporated into this Award Notice by reference.

If you have any questions, or wish to obtain a copy of the Program, please contact _____.

EXPRESSJET HOLDINGS, INC.

By:_____
[Authorized Officer]